SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 3)*

ASCEND ACQUISITION CORP.
(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

04350H 308
(CUSIP Number)

Ironbound Partners Fund, LLC 970 West Broadway, PMB 402 PO Box 30000 Jackson, Wyoming 83002 307-734-2645
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04350H 308	SCHEDULE 13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ironbound Partners Fund, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,968,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,968,550
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,968,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO, OO

CUSIP No. 04350H 308	SCHEDULE 13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jonathan J. Ledecky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,968,550
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,968,550
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,968,550
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 04350H 308	SCHEDULE 13D	Page 4 of 10 Pages

This Amendment No. 3 amends the Schedule 13D previously filed by Ironbound Partners Fund, LLC (“Ironbound”) and Jonathan J. Ledecky (“Ledecky” and together with Ironbound, the “Reporting Persons”) with respect to ownership of the common stock, par value $0.0001 per share (“Common Stock”), of Ascend Acquisition Corp., a Delaware corporation (the “Issuer” or “Ascend”), as previously amended by Amendments No. 1 and 2 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”). Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 59,011,675 shares of Common Stock outstanding as of July 1, 2013, immediately after the closing of the Mergers (as defined below).

Item 1.    Security and Issuer.

Item 1 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Issuer. The Issuer’s principal executive offices are located at 525 Washington Avenue, 26th Floor, Jersey City, New Jersey 07310.

Item 2.    Identity and Background.

Item 2 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

The names of the persons filing this statement are Ironbound Partners Fund, LLC and Jonathan J. Ledecky. The address of the principal business and office of the Reporting Persons is 970 West Broadway, PMB 402, PO Box 30000, Jackson, Wyoming 83002.

Ironbound is a private investment fund. Ledecky is the non-executive chairman of the board and interim chief financial officer of the Issuer and is the managing member of Ironbound.

Neither of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither of the Reporting Persons has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Ironbound is a Delaware limited liability company. Ledecky is a citizen of the United States.

Item 3.    Source of Funds.

Item 3 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

On January 21, 2011, the Issuer entered into and consummated a Stock Purchase Agreement (the “Purchase Agreement”) with Ironbound and Don K. Rice (“Rice”), a former member of the Issuer’s Board of Directors (the “Board”) and the Issuer’s former Chief Executive Officer, president and treasurer. Pursuant to the Purchase Agreement, Ironbound purchased an aggregate of 7,293,550 shares of Common Stock of the Issuer from Rice for an aggregate purchase price of $310,000. Prior to the consummation of the Purchase Agreement, neither Ironbound nor Ledecky owned any other shares of capital stock of the Issuer.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 5 of 10 Pages

Pursuant to the Purchase Agreement, Ledecky was appointed as a member of the Board and as the Issuer’s chief executive officer. Additionally, Rice resigned from all of his officer positions with the Issuer (and agreed to resign from his position as a member of the Board after the mailing of the Information Statement (defined below)) and Stephen Brown, a member of the Board, resigned from his position as a director of the Issuer.

Pursuant to the Purchase Agreement, the Issuer prepared and filed with the Securities and Exchange Commission, and thereafter mailed, an information statement (“Information Statement”) pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of notifying the Issuer’s stockholders of the above-referenced transactions and change in the majority of the Board. On the tenth day after the mailing of the Information Statement to the Issuer’s stockholders, Rice resigned from the Board and, immediately after such resignation, the Board was comprised solely of Ledecky.

On March 30, 2011, the Issuer issued a convertible promissory note to Ledecky with a principal amount of $25,000. On July 19, 2011, the Issuer issued an additional convertible promissory note to Ledecky with a principal amount of $10,000. Each note was due and payable in full on demand and bore interest at the rate of 5% per annum. At any time prior to the payment in full of the entire balance of the notes, Ledecky had the option of converting all or any portion of the unpaid balance of the notes into shares of the Issuer’s Common Stock. The conversion price of March 30, 2011 promissory note was equal to $0.19 per share and the conversion price of the July 19, 2011 promissory note was equal to $0.20 per share, each subject to adjustment upon certain events. On July 27, 2011, Ledecky converted the entire principal balance of the notes into an aggregate of 175,000 shares of the Issuer’s Common Stock, or $0.20 per share, and assigned such shares to Ironbound. Although the March 30, 2011 note had a conversion price of $0.19 per share, Ledecky voluntarily converted such note into Common Stock at $0.20 per share.

On December 30, 2011, the Issuer entered into a Merger Agreement and Plan of Reorganization (the “Andover Merger Agreement”) with Ascend Merger Sub, LLC, at the time a wholly-owned subsidiary of the Issuer (“Andover Merger Sub”), Andover Games, LLC (“Andover Games”) and the members of Andover Games (“Andover Signing Members”). On February 29, 2012, the parties closed the transactions contemplated by the Andover Merger Agreement and, pursuant to the Andover Merger Agreement, Andover Merger Sub merged with and into Andover Games, with Andover Games surviving the merger and becoming a wholly-owned subsidiary of the Issuer. At the closing of the merger, Ledecky resigned from his position of Chief Executive Officer of the Issuer and became the Non-Executive Chairman of the Board and Interim Chief Financial Officer of the Issuer.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 6 of 10 Pages

Pursuant to the Andover Merger Agreement, on December 30, 2011, the Issuer provided bridge loans in the aggregate amount of $250,000 to Andover Games (the “Bridge Loans”). To provide the necessary funding for the Issuer to make the above-referenced Bridge Loans, the Issuer received a loan from Ironbound in an aggregate principal amount of $250,000 and in return issued to Ironbound a convertible promissory note to evidence the loan (the “Convertible Note”). The Convertible Note was due and payable in full upon the closing of the merger or, if the merger had not been consummated, on demand, and bore interest at the rate of 5% per annum. If the transactions contemplated by the Andover Merger Agreement had not been consummated, at any time prior to the payment in full of the entire balance of the Convertible Note, Ironbound would have had the option of converting all or any portion of the unpaid balance of the Convertible Note into shares of Common Stock at a conversion price equal to $0.05 per share, subject to adjustment upon certain events. The conversion price was based on the market price of the Common Stock at the close of trading on December 30, 2011. Ironbound used its working capital to fund the loan evidenced by the Convertible Note.

In connection with the signing of the Andover Merger Agreement, each of Ironbound and Ledecky entered into a Lock-Up Agreement (the “Andover Lock-Up Agreements”) with the Issuer on December 30, 2011. Pursuant to the terms of Andover Lock-Up Agreements, Ironbound and Ledecky agreed not to sell certain of their shares of Common Stock until March 1, 2013.

Pursuant to the Andover Merger Agreement, the Issuer sold 4,000,000 shares of Common Stock, at $0.50 per share, for gross proceeds of $2 million, in a private placement to accredited investors, including Ironbound. Ironbound used the Convertible Note as consideration to purchase 500,000 of such shares on the same terms as the other investors. The interest owed on the Convertible Note was forgiven. The purchase and sale of the shares was conducted pursuant to a subscription agreement (a “Andover Subscription Agreement”) entered into between the Issuer and each of the investors, including Ironbound, on February 29, 2012. Pursuant to the terms of the Andover Subscription Agreement, the Issuer agreed to file, within ten business days of the closing of the merger, a registration statement with the Securities and Exchange Commission covering the resale by the investors of the shares they purchased and use its best efforts to have such registration statement declared effective as promptly as practicable thereafter, and keep the registration statement effective until (i) the date on which the shares may be resold by the investor without registration under the Securities Act and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the registration statement or Rule 144 under the Securities Act or any other rule of similar effect.

On June 12, 2013, the Issuer entered into the Merger Agreement and Plan of Reorganization (“Kitara/NYPG Merger Agreement”) by and among the Issuer, Ascend Merger Sub, LLC, a wholly owned subsidiary of the Issuer (“Merger Sub LLC”), Ascend Merger Sub, Inc., a wholly owned subsidiary of the Issuer (“Merger Sub Inc.”), Kitara Media, LLC (“Kitara Media”), New York Publishing Group, Inc. (“NYPG”), and those certain securityholders of Kitara Media (the “Kitara Signing Holder”) and NYPG (the “NYPG Signing Holder” and together with the Kitara Signing Holder, the “Signing Holders”) executing the signature page thereto. On July 1, 2013, the parties amended the Kitara/NYPG Merger Agreement to amend the merger consideration being paid to the NYPG Signing Holder.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 7 of 10 Pages

On July 1, 2013, the parties closed the transactions under the Kitara/NYPG Merger Agreement and, pursuant thereto, (i) Merger Sub LLC merged with and into Kitara Media, with Kitara Media surviving the merger and becoming a wholly owned subsidiary of the Issuer (“Kitara Media Merger”), and (ii) Merger Sub Inc. merged with and into NYPG, with NYPG surviving the merger and becoming a wholly owned subsidiary of the Issuer (“NYPG Merger” and together with the Kitara Media Merger, the “Mergers”). At the closing of the Mergers, the Kitara Signing Holder received an aggregate of 20,000,000 shares of Common Stock and the NYPG Signing Holder received (i) an aggregate of 10,000,000 shares of Common Stock and (ii) two promissory notes issued by the Issuer in favor of the NYPG Signing Holder in an aggregate amount of $200,000.

On July 1, 2013, in connection with the consummation of the Mergers, the Issuer sold an aggregate of 4,000,000 shares of the Issuer’s Common Stock to Ironbound in a private placement, for an aggregate purchase price of $2,000,000, or $0.50 per share. Of the aggregate purchase price, $300,000 was paid through the cancellation of promissory notes previously made by the Issuer in favor of Ironbound. Ironbound used its working capital to fund the loans evidenced by such promissory notes and to fund the remaining $1,700,000 of the aggregate purchase price for the shares of Common Stock. The purchase and sale of the shares was conducted pursuant to a subscription agreement (the “Mergers Subscription Agreement”) entered into between the Issuer and Ironbound. Pursuant to the terms of the Mergers Subscription Agreement, the Issuer agreed to file, as soon as reasonably practicable, a registration statement with the Securities and Exchange Commission covering the resale by Ironbound of the shares it purchased and use its best efforts to have such registration statement declared effective as promptly as practicable thereafter, and keep the registration statement effective until (i) the date on which the shares may be resold by Ironbound without registration under the Securities Act and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the Shares have been sold pursuant to the registration statement or Rule 144 under the Securities Act or any other rule of similar effect.

Item 4.    Purpose of Transaction.

Item 4 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

The Reporting Persons acquired the shares of Common Stock described in this Schedule 13D for investment purposes. Either of the Reporting Persons may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions, subject to the Kitara/NYPG Lock-Up Agreement (as described in Item 6 below).

At the date of this Schedule 13D, neither Ironbound nor Ledecky, except as set forth in this Schedule 13D, and consistent with Ledecky’s position as non-executive chairman of the board and interim chief financial officer of the Issuer, has any plans or proposals which would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 04350H 308	SCHEDULE 13D	Page 8 of 10 Pages

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)          Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h)          Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)           Any action similar to any of those actions enumerated above.

Item 5.    Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is hereby amended in its entirety to read as follows:

Each of the Reporting Persons is deemed to be the beneficial owner of 11,968,550 shares of the Issuer’s Common Stock, or approximately 20.3% of the Issuer’s outstanding Common Stock. This amount consists of 11,968,550 shares of Common Stock held by Ironbound, of which Ledecky is the managing member. Each of the Reporting Persons has sole voting and dispositive power over such shares.

In the past 60 days, Ironbound effected the transactions described under Item 3 of this Schedule 13D and such description is incorporated by reference herein.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended by inserting the following after the last paragraph:

On July 1, 2013, as a condition to the closing of the Mergers, each of the Reporting Persons, the Signing Holders and certain other principals of the Issuer entered into a lock-up agreement (each, a “Kitara/NYPG Lock-Up Agreement”), pursuant to which each of the Reporting Persons agreed not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose any of their shares of Common Stock for twelve months after the closing of the Mergers, subject to certain exceptions including the shares purchased by Ironbound pursuant to the Mergers Subscription Agreement.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 9 of 10 Pages

On July 1, 2013, in connection with the purchase and sale of the 4,000,000 shares in the private placement consummated simultaneously with the Mergers, Ironbound entered into the Mergers Subscription Agreement with the Issuer. The Mergers Subscription Agreement is more fully described under Item 4 and such description is incorporated herein by reference.

The foregoing summaries of the Kitara/NYPG Lock-Up Agreement and Mergers Subscription Agreement are qualified in their entirety by reference to the text of the agreements, which are attached as exhibits hereto and are incorporated herein by reference.

Item 7.    Material to be filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by inserting the following after the last paragraph:

11.	Form of Lock-up Agreement (incorporated by reference from Exhibit 10.3 to the Current Report on Form 8-K, dated July 1, 2013, filed by the Issuer on July 5, 2013).

12.	Subscription Agreement between the Issuer and Ironbound Partners Fund, LLC.

CUSIP No. 04350H 308	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated July 11, 2013

IRONBOUND PARTNERS FUND, LLC

	By:	/s/ Jonathan J. Ledecky
Jonathan J. Ledecky, Manager

/s/ Jonathan J. Ledecky
Jonathan J. Ledecky

ASCEND ACQUISITION CORP.

Subscription Agreement

INTRODUCTION

On June 12, 2013, Ascend Acquisition Corp. (the “Company”) entered into a Merger Agreement and Plan of Reorganization (“Merger Agreement”) with Ascend Merger Sub, LLC, Ascend Merger Sub, Inc., Kitara Media, LLC (“Kitara Media”), New York Publishing Group, Inc. (“NYPG”) and the holders of membership interests and common stock of Kitara Media and NYPG, respectively. Upon the consummation of the transactions contemplated by the Merger Agreement, Kitara Media and NYPG will become wholly-owned subsidiaries of the Company.  Pursuant to the Merger Agreement, the Company is obligated to use its reasonable best efforts to raise at least $2 million of equity capital through the sale of the Company’s capital stock, including from the conversion of outstanding loans and advances made by affiliates of the Company, at a price per share of $0.50. The Company raising the $2 million is a condition to closing the mergers contemplated by the Merger Agreement.

INSTRUCTIONS

IMPORTANT:  PLEASE READ CAREFULLY BEFORE SIGNING.  SIGNIFICANT OBLIGATIONS AND
REPRESENTATIONS ARE CONTAINED IN THIS DOCUMENT.

Steps For All Investors

1.            Fill in your name and subscription amount on Page 3.

Additional Steps for Individual Investors

1.            Complete the requested information on Page 8.
2.            Sign Page 10.

Additional Steps for Entity Investors

1.            Complete the requested information on Page 9.
2.            Sign Page 10.
3.            If applicable, complete the information on Page 11 and please sign as indicated thereon.

PLEASE DELIVER TWO EXECUTED COPIES OF THE SUBSCRIPTION AGREEMENT TO:

ASCEND ACQUISITION CORP.
c/o Graubard Miller
405 Lexington Avenue
New York, New York 10174
Attention: Jeffrey M. Gallant, Esq.
Telephone: 212-818-8638
Facsimile: 212-818-8881

THE SUBSCRIPTION PAYMENT MUST BE WIRED AS FOLLOWS:

When you wire your funds, please notify Jeffrey M. Gallant at 212-818-8638. Any questions you may have concerning these documents or the payment of your subscription amount should be directed to Jeffrey M. Gallant.

Print Name of Investor: Ironbound Partners Fund, LLC

SUBSCRIPTION AGREEMENT

This Subscription Agreement (“Subscription Agreement”) is being used by Ascend Acquisition Corp., a Delaware corporation (the “Company”), for a private placement (the “Offering”) of shares of common stock, par value $0.0001 per share (the “Shares”) on the terms contained in this Subscription Agreement.

The above-named Investor hereby agrees as follows:

1.            Subscription for Securities.  Investor hereby subscribes for and agrees to purchase $2,000,000 of Shares of the Company at a purchase price of $0.50 per share, subject to the terms and conditions set forth in this Subscription Agreement.

2.             Offering and Offering Period.  The Shares are being offered in a private placement in accordance with the terms set forth in this Subscription Agreement.  The Company is offering the Shares until the earlier of (i) the date by which the maximum amount of Shares being offered have been sold or (ii) July 15, 2013, unless such latter date is extended, without notice to the Investor, by the Company in its sole discretion (such earlier date being referred to herein as the “Termination Date”).

3.             Investor Delivery of Documents and Payment.  Investor has tendered to the Company two (2) completed and manually executed copies of this Subscription Agreement.  Simultaneously with submitting this Subscription Agreement, the Investor is wiring the subscription amount in accordance with the directions on the cover sheet.

4.             Closing and Delivery of Securities.  The offering is being made on a “best efforts, $2,000,000 all or none” basis, provided that the Company may increase the maximum amount at any time prior to the Termination Date in its sole discretion without notice to the Investor.  The closing (“Closing”) will occur simultaneously with the consummation of the transactions contemplated by the Merger Agreement, provided that Investors have subscribed for the $2,000,000 of Shares.  Accordingly, there will be no closing if either $2,000,000 of Shares is not subscribed for or the transactions contemplated by the Merger Agreement are not consummated.   The Company’s officers, directors and affiliates shall be entitled to purchase Shares in the Offering on the same terms as other Investors, including through the conversion of outstanding loans and advances.  Accordingly, any such purchases will be credited toward reaching the $2,000,000 amount required to have a Closing. In the event Investor’s subscription is accepted and there is a Closing, Investor’s payment will be released to the Company and the certificates representing the Shares will be delivered promptly to Investor along with a fully executed version of this Agreement.

5.             Acceptance or Rejection of Subscription; Return of Unapplied Funds.  The Company has the right to reject this subscription, in whole or in part, for any reason and at any time prior to a Closing.  In the event of the rejection of this subscription, my subscription payment will be promptly returned to me without interest or deduction and this Subscription Agreement shall have no force or effect.  The Shares subscribed for herein will not be deemed issued to or owned by the Investor until one copy of this Subscription Agreement has been executed by the Investor and countersigned by the Company and the Closing with respect to the Investor’s subscription has occurred.

6.             Offering to Accredited Investors.  The Offering is limited to “accredited investors” as defined in Section 2(15) of the Securities Act of 1933, as amended (“Securities Act”), and Rule 501(a) promulgated thereunder, and is being made without registration under the Securities Act in reliance upon the exemptions contained in Section 4(2) of the Securities Act and applicable state securities laws; it being understood that for purposes of the qualifying under the $1,000,000 net worth test:

●	The Investor’s primary residence shall not be included as an asset;
●
Indebtedness that is secured by the Investor’s primary residence, up to the estimated fair market value of the primary residence as of the date of this Agreement, shall not be included as a liability (except that if the amount of such indebtedness outstanding as of such date exceeds the amount outstanding 60 days before such date, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

●	Indebtedness that is secured by the Investor’s primary residence in excess of the estimated fair market value of the primary residence shall be included as a liability.

7.             Investor Representations and Warranties.

7.1.           Accredited Investor Status.   Investor is an accredited investor within the meaning of Section 2(15) of the Securities Act and Rule 501 promulgated thereunder.

7.2.           No Right to Terminate.  Investor is aware that Investor is not entitled to cancel, terminate or revoke this subscription, and any agreements made in connection herewith will survive an individual Investor’s death or disability.  In order to induce the Company to issue and sell Shares to Investor, Investor represents and warrants that the information relating to Investor stated herein is true and complete as of the date hereof and will be true and complete as of the date or dates on which Investor’s purchase of Shares becomes effective.  If, prior to the final consummation of the offer and sale of the Shares, there should be any change in such information or any of such information becomes incorrect or incomplete, Investor agrees to notify the Company and supply the Company promptly with corrective information.

7.3.           Information About the Company and the Shares.

(a)           The Company has made available to Investor a copy of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and the Company’s Current Report on Form 8-K dated June 12, 2013 (together the “Disclosure Documents”). Investor has read the Disclosure Documents together with this Subscription Agreement, and fully understands the information set forth therein and herein.

(b)           Investor has been given access to full and complete information regarding the Company and Kitara Media and NYPG as Investor has requested and has utilized such access to Investor’s satisfaction for the purpose of verifying the information included herein and therein, and Investor has either met with or been given reasonable opportunity to meet with the officers of the Company and Kitara Media and NYPG for the purpose of asking reasonable questions of such officers concerning the terms and conditions of the Offering and the business of the Company and Kitara Media and NYPG and all such questions have been answered to Investor’s full satisfaction.  Investor has also been given an opportunity to obtain any additional relevant information to the extent reasonably available to the Company.  After reading of such information and materials, Investor understands that there is no assurance as to the future performance of the Company and the Shares.

(c)           Investor has received no representation or warranty from the Company or any of its officers, directors, equity holders, employees or agents in respect of Investor’s investment in the Shares.  Investor is not participating in the Offering as a result of or subsequent to:  (i) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television, radio or the Internet or (ii) any seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

7.4.           Speculative Investment.  Investor is aware that the Shares are a speculative investment that involve a high degree of risk and Investor may suffer the total loss of its investment.  Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares and have obtained, in Investor’s judgment, sufficient information to evaluate the merits and risks of an investment in the Shares.  Investor has not utilized any person as its purchaser representative (as defined in Regulation D) in connection with evaluating such merits and risks and has relied solely upon its own investigation in making a decision to invest in the Shares.  Investor has been urged to seek independent advice from its professional advisors relating to the suitability of an investment in the Shares in view of its overall financial needs and with respect to the legal and tax implications of such investment.  Investor believes that the investment in the Shares is suitable for it based upon its investment objectives and financial needs, and Investor has adequate means for providing for its current financial needs and contingencies and has no need for liquidity with respect to its investment in the Shares.  The investment in the Shares does not constitute a significant portion of Investor’s investment portfolio.

7.5.           Restrictions on Transfer; Registration Right.

(a)           Investor understands that (i) the Shares have not been registered under the Securities Act or the securities laws of certain states in reliance on specific exemptions from registration and (ii) the Shares cannot be resold, pledged, assigned or otherwise disposed of unless they are subsequently registered under the Securities Act and under applicable securities laws of certain states, or an exemption from such registration is available.  Each certificate representing the Shares will bear a restrictive legend relating to such restrictions.  In addition, Investor understands that (x) no securities administrator of any state or the federal government has recommended or endorsed the Offering or made any finding or determination relating to the fairness of an investment in the Shares and (y) the Company is relying on Investor’s representations and agreements for the purpose of determining whether this transaction meets the requirements of the exemptions afforded by the Securities Act and certain state securities laws.

(b)           The Company agrees that as soon as reasonably practicable, it shall file a registration statement (“Registration Statement”) with the Securities and Exchange Commission covering the resale by Investor of the Shares it is purchasing hereunder, use its best efforts to have such Registration Statement declared effective as promptly as practicable thereafter, and keep the Registration Statement effective until (i) the date on which the Shares may be resold by the Investor without registration under the Securities Act and without regard to any volume limitations by reason of Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the Registration Statement or Rule 144 under the Securities Act or any other rule of similar effect.  Investor understands, however, that notwithstanding this obligation on the part of the Company to register the resale of the Shares and to keep the Registration Statement effective, there is no assurance that the Company will be able to have the Registration Statement declared effective and keep the Registration Statement effective until Investor has sold all the Shares owned by it registered thereon.  The Company’s obligation to register the Investor’s Shares pursuant to the Registration Statement shall be subject to the Investor’s delivery to the Company of such information regarding the Investor, the securities of the Company held by such Investor, and the intended method of disposition of the Shares as reasonably required by the Company to effect the registration of such Investor’s Shares.

7.6.           Investment Representation.  Investor is purchasing the Shares for its own account for investment and not with a view to, or for sale in connection with, any subsequent distribution of the securities, nor with any present intention of selling or otherwise disposing of all or any part of the Shares in violation of the Federal securities laws.  Investor understands that, although there is a public market for the Shares, there is no assurance that such market will continue in the future.

7.7.           Entity Authority.  If Investor is a corporation, partnership, company, trust, employee benefit plan, individual retirement account, Keogh plan or other tax-exempt entity, it is authorized and qualified to become an investor in the Shares and the person signing this Subscription Agreement on behalf of such entity has been duly authorized by such entity to do so.

7.8.           For Florida Residents.  The Shares have not been registered under the Securities Act, or the Florida Securities and Investor Protection Act (“Florida Securities Act”), by reason of specific exemptions thereunder relating to the limited availability of the offering.  The Shares cannot be sold, transferred or otherwise disposed of to any person or entity unless subsequently registered under the Securities Act or the Florida Securities Act, if such registration is required.  Pursuant to Section 517.061(11) of the Florida Securities Act, when sales are made to five (5) or more persons in Florida, any sale made pursuant to Subsection 517.061(11) of the Florida Securities Act will be voidable by such Florida purchaser either within three (3) days after the first tender of consideration is made by the purchaser to the issuer, an agent of the issuer, or an escrow agent, or within three (3) days after the availability of the privilege is communicated to such purchaser, whichever occurs later.  In addition, as required by Section 517.061(11)(a)(3) of the Florida Securities Act and by Rule 69W-500.005(5)(a) thereunder, if Investor is a Florida resident Investor may have, at the offices of the Company, at any reasonable hour, after reasonable notice, access to the materials set forth in such Rule that the Company can obtain without unreasonable effort or expense.

8.             Indemnification.  Investor hereby agrees to indemnify and hold harmless the Company, its officers, directors, shareholders, employees, agents and attorneys against any and all losses, claims, demands, liabilities, and expenses (including reasonable legal or other expenses incurred by each such person in connection with defending or investigating any such claims or liabilities, whether or not resulting in any liability to such person or whether incurred by the indemnified party in any action or proceeding between the indemnitor and  indemnified party or between the indemnified party and any third party) to which any such indemnified party may become subject, insofar as such losses, claims, demands, liabilities and expenses (a) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact made by Investor and contained herein or (b) arise out of or are based upon any breach by Investor of any representation, warranty or agreement made by Investor contained herein

9.             Severability; Remedies.  In the event any part or parts of this Subscription Agreement are found to be void, the remaining provisions of this Subscription Agreement are nevertheless binding with the same effect as though the void part or parts were deleted.

10.           Governing Law.  This Agreement shall be governed by and construed in accordance with the law of the State of Delaware regardless of the law that might otherwise govern under applicable principles of conflicts of law thereof.

11.           Counterparts.  This Subscription Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.  The execution of this Subscription Agreement may be by actual or facsimile signature.

12.           Benefit.  Except as otherwise set forth herein, this Subscription Agreement is binding upon and inures to the benefit of the parties hereto and their respective heirs, executors, personal representatives, successors and assigns.

13.           Notices.  All notices, offers, acceptance and any other acts under this Subscription Agreement (except payment) must be in writing, and is sufficiently given if delivered to the addressees in person, by overnight courier service, facsimile, electronic transmission (including via email) or, if mailed, postage prepaid, by certified mail (return receipt requested), and will be effective three days after being placed in the mail if mailed, or upon receipt or refusal of receipt, if delivered personally or by courier or confirmed telecopy or other electronic transmission (including via email), in each case addressed to a party.  All communications to Investor should be sent to Investor’s address on the signature page hereto.  All future communications to the Company should be sent to:

ASCEND ACQUISITION CORP.
c/o Graubard Miller
405 Lexington Avenue
New York, New York 10174
Attention: David Alan Miller
Telephone: 307-734-2645
Email: jledecky@aol.com

14.           Oral Evidence.  This Subscription Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior oral and written agreements between the parties hereto with respect to the subject matter hereof.  This Subscription Agreement may not be changed, waived, discharged, or terminated orally, but rather, only by a statement in writing signed by the party or parties against which enforcement or the change, waiver, discharge or termination is sought.

15.           Paragraph Headings.  Paragraph headings herein have been inserted for reference only and will not be deemed to limit or otherwise affect, in any matter, or be deemed to interpret in whole or in part, any of the terms or provisions of this Subscription Agreement.

16.           Survival of Representations, Warranties and Agreements.  The representations, warranties and agreements contained herein will survive the delivery of, and the payment for, the Shares.

[SIGNATURE PAGES FOLLOW]

INDIVIDUAL and JOINT INVESTORS – Complete All Information
Additional information may be requested

Investor’s Name:

Date of Birth:	SSN/Tax ID:

Co-Investor Name:

Date of Birth:	SSN/Tax ID:

Home Street Address:

City:	State:	Zip Code:

Mailing Street Address:

City:	State:	Zip Code:

Work Phone:	Home Phone:

E-Mail Address:

ENTITY INFORMATION – Complete All Information

Entity Name: Ironbound Partners Fund, LLC

Tax ID:		State of Formation: Delaware

Company Street Address:

City:		State:	Zip Code:

Primary Contact:	Jonathan J. Ledecky	Title: Managing Member

Telephone Number:		Fax Number:

Email Address:

SIGNATURE PAGE

I/We am(are) affirming that all the information contained herein is true and correct to the best of my/our knowledge and belief, including the attached schedule. If I am signing on behalf of an entity or trust I represent I have the authority to make investment decisions for the entity. I also understand that a background/credit check maybe conducted for the purposes of detecting and deterring money laundering.

/s/ Jonathan J. Ledecky	July 1, 2013
Signature	Date

Jonathan J. Ledecky
Print Name

Managing Member
Title (if applicable)

Signature	Date

Print Name

Title (if applicable)

The foregoing subscription is accepted and the Company hereby agrees to be bound by its terms.

ASCEND ACQUISITION CORP.

/s/ Jonathan J. Ledecky	Interim Chief Financial Officer
Name	Title:

July 1, 2013
Date

Additional Information

Trusts (Complete for all Trustees and Person who have Contributed Assets):

Name

Please check the appropriate box:

☐  Trustee             ☐  Contributed Assets

Name

Please check the appropriate box:

☐  Trustee             ☐  Contributed Assets

Name

Please check the appropriate box:

☐  Trustee             ☐  Contributed Assets